Exhibit (a)(4)(iii)

Bristol-Myers Squibb and Mead Johnson Announce Amendment and Extension of Exchange Offer

(NEW YORK, December 4, 2009) — Bristol-Myers Squibb Company (NYSE: BMY) and Mead Johnson Nutrition Company (NYSE: MJN) today announced that Bristol-Myers Squibb Company (“BMS”) has amended and extended its offer to exchange up to 170.0 million shares of common stock of Mead Johnson Nutrition Company (“MJN”) for outstanding shares of BMS common stock that are validly tendered and not validly withdrawn at an exchange ratio determined by a formula described in a registration statement filed by MJN on Form S-4 (Reg No. 333-163126).

BMS is amending the offer by:

•

Increasing the upper limit on the exchange ratio to 0.6313 shares of MJN common stock per share of BMS common stock from 0.6027 shares of MJN common stock per share of BMS common stock; however, the final exchange ratio may be less than the upper limit;

•	Extending the exchange offer’s expiration to 12:00 midnight, New York City time, on December 17, 2009, unless extended or terminated, from December 14, 2009; and

•	Amending the current expected three-day period over which the final exchange ratio will be determined to December 11, 14 and 15, 2009 (which previously was expected to be December 8, 9 and 10, 2009).

The final exchange ratio will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date. BMS and MJN currently expect to issue that press release by December 16, 2009, unless the exchange offer is extended or terminated.

As of December 3, 2009, approximately 1,055,000 shares of BMS common stock have been tendered.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company committed to discovering, developing and delivering innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com.

About Mead Johnson Nutrition Company

Mead Johnson Nutrition Company, a global leader in pediatric nutrition, develops, manufactures, markets and distributes more than 70 products in 50 markets worldwide. The company’s mission is to create nutritional brands and products trusted to give infants and children the best start in life. The Mead Johnson name has been associated with science-based pediatric nutrition products for over 100 years. The company’s “Enfa” family of brands, including Enfamil® infant formula, is the world’s leading brand franchise in pediatric nutrition. For more information, go to meadjohnson.com.

Additional Information

Mead Johnson has filed a registration statement on Form S-4 (Reg No. 333-163126) that includes an exchange offer prospectus with the SEC registering the shares of MJN common stock to be issued to BMS stockholders in connection with the exchange offer. In addition, BMS and MJN have filed a tender offer statement on Schedule TO with the SEC. You are urged to read carefully and in its entirety the prospectus, and any other relevant documents filed with the SEC, before making any investment decision. None of BMS, MJN or any of their respective directors or officers or any dealer managers with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by BMS and MJN at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from BMS at www.bms.com or MJN at www.meadjohnson.com.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the prospectus.

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”. All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offer will be completed, or if it is completed, that it will close within the anticipated time period. BMS and MJN undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts:

Media: Brian Henry, 609-252-3337, brian.henry@bms.com

Investors: John Elicker, 609-252-4611, john.elicker@bms.com